

September 19, 2011

<u>Via E-mail</u>
John N. Hopkins
Chief Executive Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, New Jersey 07004

Re: **Kearny Financial Corp.**
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed September 13, 2010
File No. 0-51093

Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 10, 2011

Dear Mr. Hopkins:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Branch Chief